As filed with the Securities and Exchange Commission on August 9, 2024

Registration No. 333-276216

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 4 TO

FORM F-1

ON

FORM F-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

METALS ACQUISITION LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Jersey, Channel Islands (State or Other Jurisdiction of Incorporation or Organization)	Not Applicable (I.R.S. Employer Identification Number)

Michael James McMullen

3rd Floor, 44 Esplanade,

St. Helier, Jersey, JE4 9WG

+44 1534 514 000

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Ave., Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, address and telephone number of agent for service)

Copies to:

Ryan J. Dzierniejko

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

(212) 735-3000

Approximate date of commencement of proposed sale of the securities to the public: From time to time after the effectiveness of this registration statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (as amended, the “Securities Act”), check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 (“Post-Effective Amendment No. 4”) to Form F-1 on Form F-3 amends the Registration Statement on Form F-1 of Metals Acquisition Limited (Registration No. 333-276216), as amended prior to the date hereto (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission on April 16, 2024. This Post-Effective Amendment No. 4 is being filed pursuant to Rule 462(d) of the Securities Act of 1933, as amended, for the purpose of (i) filing revised Exhibits 5.1, 23.1, 23.2 and 23.3 to the Registration Statement, and (ii) removing the previously filed Exhibits 5.2 and 23.4.

Exhibit 5.1 is being refiled to reflect the current composition of the securities offered for resale under the Registration Statement, such amount consisting of 55,640,065 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), issued or issuable to certain Selling Securityholders. In connection with the redemption by the Company on June 6, 2024, of the Public Warrants and Private Warrants in accordance with their terms (the “Redemption”), the Company (1) terminated the primary offering of 8,838,260 Ordinary Shares issuable upon exercise of the 8,838,260 Public Warrants that was reflected in the amended Form F-1 filed January 9, 2024 (the “Prior Form F-1”) and (2) terminated the secondary offering of the 6,535,304 Private Warrants that was reflected in the Prior Form F-1 (the secondary offering of up to 6,535,304 Ordinary Shares issued upon the exercise of the Private Warrants was retained pursuant to existing contractual obligations for the benefit of holders of Private Warrants who exercised their warrants ahead of the Redemption). The 3,187,500 Financing Warrants remain outstanding and the Registration Statement continues to cover the secondary offering of the 3,187,500 Ordinary Shares issuable upon the exercise of the Financing Warrants. Since the Registration Statement no longer covers the resale of any Private Warrants, Exhibits 5.2 and 23.4 have been removed. The Registration Statement is hereby amended to reflect the replacement and removal of such exhibits.

Item 8. Exhibits

EXHIBIT NUMBER	DESCRIPTION
2.1#	Share Sale Agreement, dated as of March 17, 2022, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd and Metals Acquisition Corp.
2.3	Deed of Consent and Covenant, dated as of November 22, 2022, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited.
2.4	CMPL Share Sale Agreement Side Letter dated as of April 21, 2023, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited.
2.5	CMPL Share Sale Agreement Side Letter dated as of May 31, 2023, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited.
2.6	CMPL Share Sale Agreement Side Letter dated as of June 2, 2023, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition Limited.
2.7	The Merger Agreement and Plan of Merger, dated May 22, 2023.
3.1	Amended and Restated Memorandum and Articles of Association.
4.1	Warrant Agreement, dated as of July 28, 2021, by and between MAC and Continental Stock Transfer & Trust Company.
4.2	Specimen Warrant Certificate of the Company.
5.1*	Opinion of Ogier (Jersey) LLP.
10.1	Form of Subscription Agreement, dated as of April 14, 2023.
10.2	Syndicated Facilities Agreement, dated as of February 28, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Citibank N.A., Sydney Branch, Bank of Montreal, Harris Bank N.A., The Bank of Nova Scotia, Australian Branch and National Bank of Canada, with Citisecurities Limited.
10.3	First Amendment to the Syndicated Facilities Agreement, dated as of June 9, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Citibank N.A., Sydney Branch, Bank of Montreal, Harris Bank N.A., The Bank of Nova Scotia, Australian Branch and National Bank of Canada, with Citisecurities Limited.
10.4	Mezzanine Debt Facility Loan Note Subscription Agreement, dated as of March 10, 2023, between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, Sprott Private Resource Lending II (Collector-2), LP and Sprott Resource Lending Corp.
10.5	Deed of Amendment to the Mezzanine Debt Facility Loan Note Subscription Agreement, dated as of June 8, 2023, between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, Sprott Private Resource Lending II (Collector-2), LP and Sprott Resource Lending Corp.
10.6	Subscription Agreement, dated as of March 10, 2023, by and between Metals Acquisition Limited, Metals Acquisition Corp, Sprott Private Resource Lending II (Collector), LP and Sprott Private Resource Lending II (Collector-2), LP.
10.7	Sponsor Letter Agreement, dated as of July 28, 2021, by and among Sponsor, MAC and initial shareholders of MAC.
10.8	Silver Purchase Agreement, dated as of March 20, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited.
10.9	Amended and Restated Silver Purchase Agreement, dated as of June 9, 2023, by and between by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited.
10.10	Silver Stream Subscription Agreement, dated as of March 20, 2023, by and between Metals Acquisition Limited, Metals Acquisition Corp, and Osisko Bermuda Limited.

EXHIBIT NUMBER	DESCRIPTION
10.11	Copper Purchase Agreement, dated as of March 20, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited.
10.12	Amended and Restated Copper Purchase Agreement, dated as of June 9, 2023, by and between Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp, Metals Acquisition Limited, and Osisko Bermuda Limited.
10.13	Copper Stream Subscription Agreement, dated as of March 20, 2023, by and between Metals Acquisition Limited, Metals Acquisition Corp, and Osisko Bermuda Limited.
10.14	Registration Rights Agreement, dated June 15, 2023.
10.15	Offtake Agreement dated June 12, 2023.
10.16	Royalty Deed dated June 16, 2023.
10.17	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and Metals Acquisition Corp.
10.18	Promissory Note, dated as of March 16, 2021, issued to an affiliate of Metals Acquisition Corp.
10.19	Securities Subscription Agreement, dated as of March 16, 2021, by and between Metals Acquisition Corp and the affiliates of the Sponsor.
10.20	Director Nomination Side Letter, dated June 12, 2023.
10.21†	Metals Acquisition Limited 2023 Long-Term Incentive Plan as of June 15, 2023.
10.22†	Metals Acquisition Limited 2023 Employee Stock Purchase Plan as of June 15, 2023.
10.23†	Metals Acquisition 2023 Non-Employee Directors Deferred Unit Plan as of June 15, 2023.
10.24	Form of Indemnification Agreement, dated as of July 28, 2021, between Metals Acquisition Corp and each of its officers and directors.
10.25	Warrant Agreement, dated as of June 6, 2023, by and between Metals Acquisition Limited and Continental Stock Transfer & Trust Company.
10.26	Form of Subscription Agreement, dated as of October 11, 2023.
10.27	Amendment No. 1 to the Warrant Agreement, dated July 1, 2024 by and among the Company, Continental Stock Transfer & Trust Company, and Computershare Inc. and its affiliate Computershare Trust Company, N.A., as warrant agent.
21.1	List of subsidiaries of the Company.
23.1*	Consent of Ernst & Young LLP.
23.2*	Consent of Deloitte Touche Tohmatsu.
23.3*	Consent of Ogier (Jersey) LLP (included as part of Exhibit 5.1).
23.4	Consent of Behre Dolbear Australia Pty Ltd.
23.5	Consent of Cube Consulting Pty Ltd.
23.6	Consent of Jan Coetzee.
24.1	Power of Attorney (included on signature page).
96.1	Technical Report Summary - CSA Copper Mine - New South Wales - Australia, effective as of April 22, 2024, by Behre Dolbear Australia Minerals Industry Consultants and other qualified persons.
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
107	Calculation of Filing Fee Tables.

*	Filed herewith
†	Indicates a management contract or any compensatory plan, contract or arrangement.

#            Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Perth, Australia, on August 9, 2024.

METALS ACQUISITION LIMITED

By:	/s/ Michael James McMullen
Name: Michael James McMullen
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated

NAME	POSITION	DATE
/s/ Michael James McMullen	Chief Executive Officer and Director	August 9, 2024
Michael James McMullen	(Principal Executive Officer)

/s/ Morné Engelbrecht	Chief Financial Officer	August 9, 2024
Morné Engelbrecht	(Principal Financial and Accounting Officer)

*	Chair of the Board of Directors	August 9, 2024
Patrice E. Merrin

*	Director	August 9, 2024
Rasmus Kristoffer Gerdeman

/s/ Leanne Heywood	Director	August 9, 2024
Leanne Heywood

*	Director	August 9, 2024
Charles D. McConnell

/s/ Mohit Rungta	Director	August 9, 2024
Mohit Rungta

/s/ Anne Templeman-Jones	Director	August 9, 2024
Anne Templeman-Jones

*	Director	August 9, 2024
Graham van’t Hoff

* By:	/s/ Michael James McMullen
Michael James McMullen
Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Metals Acquisition Limited, has signed this registration statement in the City of Newark, State of Delaware, on August 9, 2024.

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Authorized Representative